UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibits 99.2 and 99.3 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251055, 333-245703 and 333-251065) filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 16, 2021
99.2	Management’s Discussion & Analysis Q2 2021
99.3	Condensed Interim Consolidated Financial Statements Q2 2021
99.4	Certification of Interim Filings Q2 2021 – CEO
99.5	Certification of Interim Filings Q2 2021 – CFO
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Interim Consolidated Statements of Financial Position as at June 30, 2021 and December 31, 2020 (Unaudited), (ii) Condensed Interim Consolidated Statements of Operations for the Three and Six Months ended June 30, 2021 and 2020 (Unaudited), (iii) Condensed Interim Consolidated Statements of Comprehensive Loss for the Three and Six Months ended June 30, 2021 and 2020 (Unaudited), (iv) Condensed Interim Consolidated Statements of Changes in Equity for the Six Months ended June 30, 2021 and 2020 (Unaudited), (v) Condensed Interim Consolidated Statements of Cash Flows for the Six Months ended June 30, 2021 and 2020 (Unaudited), and (v) Notes to Condensed Interim Consolidated Financial Statements (Unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 16, 2021	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer